April 25, 2016

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Michael Kennedy
Lilyanna Peyser

Re:	Global Water Resources, Inc.
Registration Statement on Form S-1
Registration No. 333-209025

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Global Water Resources, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-209025) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective on April 27, 2016 at 4:35 P.M. Eastern Time, or as soon thereafter as practicable. The undersigned, as the underwriter, confirm that we are aware of our obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 71 copies of the preliminary prospectus dated April 13, 2016 through the date hereof, as follows: 2 to prospective underwriters and dealers; 67 to institutional investors; and 2 to others.

The undersigned hereby represent that we are acting in compliance, and will act in compliance, with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

ROTH CAPITAL PARTNERS, LLC

888 SAN CLEMENTE DRIVE, NEWPORT BEACH, CA 926600  |  800.678.9147  |  www.roth.com  |  Member SIPC/FINRA

Very truly yours,

Roth Capital Partners

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

ROTH CAPITAL PARTNERS, LLC

888 SAN CLEMENTE DRIVE, NEWPORT BEACH, CA 926600  |  800.678.9147  |  www.roth.com  |  Member SIPC/FINRA